Exhibit 99.1

Manulife Financial Corporation

Notice of Meeting and Record Date

Pursuant to National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, please be advised as follows:

Meeting Date	May 8, 2025
Record Date for Notice	March 12, 2025
Record Date for Voting	March 12, 2025
Beneficial Ownership Determination Date	March 12, 2025
Securities Entitled to Notice	Common Shares
Securities Entitled to Vote	Common Shares
Meeting Type	Annual
Notice-and-Access for registered holders	Yes
Notice-and-Access for beneficial owners	Yes
Direct sending of proxy-related materials to NOBOs by issuer	No
Issuer to pay for sending proxy-related materials to OBOs by proximate intermediary	Yes

/s/ Antonella Deo
Antonella Deo
Senior Vice President and Corporate Secretary February 7, 2025

200 Bloor Street East, Toronto, Ontario, Canada M4W 1E5
Tel: 416-926-3000	www.manulife.com